ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2020	2019	$	cc(1)

Net sales to third parties	1,925	1,881	2	1	6,763	7,362	(8)	(8)
Gross profit	875	913	(4)	(5)	2,940	3,662	(20)	(19)
Operating income/(loss)	141	(68)	nm	nm	(482)	(187)	(158)	(138)
Operating margin (%)	7.3	(3.6)			(7.1)	(2.5)
Net income/(loss)	95	(91)	nm	nm	(531)	(656)	19	24
Basic earnings/(loss) per share ($)(2)	0.19	(0.19)	nm	nm	(1.09)	(1.34)	19	24
Diluted earnings/(loss) per share ($)(3)	0.19	(0.19)	nm	nm	(1.09)	(1.34)	19	24

Core results(1)
Core operating income	287	321	(11)	(10)	789	1,265	(38)	(35)
Core operating margin (%)	14.9	17.1			11.7	17.2
Core net income	203	223	(9)	(8)	512	925	(45)	(42)
Core basic earnings per share ($)(2)	0.41	0.46	(11)	(8)	1.05	1.89	(44)	(42)
Core diluted earnings per share ($)(4)	0.41	0.45	(9)	(8)	1.04	1.89	(45)	(42)
nm = not meaningful
(1)Core results and constant currencies (cc) as presented in this table are non-IFRS measures. Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
(2)Calculated using 489.2 million and 489.0 million weighted-average shares for the three and twelve months ended December 31, 2020, respectively, and 488.2 million shares for the prior year periods. Refer to Note 5 to the Condensed Consolidated Interim Financial Statements for additional details. Per share amounts may not add across quarters due to rounding.
(3)Calculated using 492.4 million weighted-average diluted shares and 489.0 million weighted-average shares for the three and twelve months ended December 31, 2020, respectively. Calculated using 488.2 million weighted-average shares for the three and twelve months ended December 31, 2019. Refer to Note 5 to the Condensed Consolidated Interim Financial Statements for additional details. Per share amounts may not add across quarters due to rounding.
(4)Calculated using 492.4 million and 491.8 million weighted-average diluted shares for the three and twelve months ended December 31, 2020, respectively, and 491.0 million and 490.1 million weighted-average diluted shares for the three and twelve months ended December 31, 2019, respectively. Refer to the 'Supplementary Information' section for additional details. Per share amounts may not add across quarters due to rounding.

All comments below focus on constant currencies (cc) movements unless otherwise noted.
Net sales by segment

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2020	2019	$	cc(1)

Surgical
Implantables	350	338	4	4	1,126	1,210	(7)	(6)
Consumables	587	594	(1)	(3)	1,952	2,304	(15)	(15)
Equipment/other	191	172	11	10	632	660	(4)	(3)
Total Surgical	1,128	1,104	2	1	3,710	4,174	(11)	(11)

Vision Care
Contact lenses	490	460	7	5	1,838	1,969	(7)	(7)
Ocular health	307	317	(3)	(3)	1,215	1,219	—	1
Total Vision Care	797	777	3	1	3,053	3,188	(4)	(4)
Net sales to third parties	1,925	1,881	2	1	6,763	7,362	(8)	(8)
(1) Constant currencies is a non-IFRS measure. Refer to the 'Supplementary Information' section for additional information.
Fourth quarter
Surgical
Surgical net sales were $1.1 billion (+2%, +1% cc). Implantables increased (+4%, +4% cc), driven by growing adoption of AcrySof IQ PanOptix trifocal IOLs, benefiting from demand in the US, and the launch of AcrySof IQ Vivity IOLs, partially offset by continued impacts from the COVID-19 pandemic on demand in monofocal IOLs. Consumables declined (-1%, -3% cc) due to continued impacts from the COVID-19 pandemic. Equipment/other increased (+11%, +10% cc) primarily driven by innovation in surgical diagnostics and phaco equipment and accessories. In addition, sales of equipment in the prior year period were negatively impacted by a shift in consumer buying patterns from the fourth quarter to the third quarter, in anticipation of a Japan consumption tax increase in the fourth quarter of 2019.
Vision Care
Vision Care net sales were $797 million (+3%, +1% cc). Contact lenses increased (+7%, +5% cc), driven by reusable lenses and continued growth of Precision1. In addition, contact lenses in the prior year period were negatively impacted by consumer buying patterns related to the Japan consumption tax increase in the fourth quarter of 2019. Ocular health decreased (-3%, -3% cc) due to declines in artificial tears and contact lens care, partially offset by growth in Pataday.
Full year
Surgical
Surgical net sales were $3.7 billion (-11%, -11% cc), impacted by a broad slowdown in non-urgent surgeries due to the COVID-19 pandemic in the second quarter with substantial recovery in the second half of the year. Implantables declined (-7%, -6% cc) with lower demand in monofocal IOLs, partially offset by growth in Advanced Technology IOLs, mainly AcrySof IQ PanOptix. Consumables declined (-15%, -15% cc), primarily impacted by declining procedures due to the COVID-19 pandemic. Equipment/other declined (-4%, -3% cc), primarily due to a broad slowdown from the COVID-19 pandemic.
Vision Care
Vision Care net sales were $3.1 billion (-4%, -4% cc), impacted by lower demand due to the COVID-19 pandemic. Contact lenses declined (-7%, -7% cc) across most categories and geographies, partially offset by the launch of Precision1. Ocular health grew slightly in cc (0%, +1% cc), as the strong Pataday launch was able to offset declines from the pandemic.

Operating income/(loss)

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2020	2019	$	cc(1)

Gross profit	875	913	(4)	(5)	2,940	3,662	(20)	(19)
Selling, general & administration	(737)	(714)	(3)	(1)	(2,694)	(2,847)	5	5
Research & development	(155)	(164)	5	6	(673)	(656)	(3)	(3)
Other income	210	20	nm	nm	235	55	nm	nm
Other expense	(52)	(123)	58	58	(290)	(401)	28	28
Operating income/(loss)	141	(68)	nm	nm	(482)	(187)	(158)	(138)
Operating margin (%)	7.3	(3.6)			(7.1)	(2.5)

Core results(1)
Core gross profit	1,189	1,174	1	—	4,092	4,663	(12)	(12)
Core operating income	287	321	(11)	(10)	789	1,265	(38)	(35)
Core operating margin (%)	14.9	17.1			11.7	17.2
nm = not meaningful
(1)    Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Operating income was $141 million, compared to a $68 million loss in the prior year period. The current year period benefited from a slight increase in sales, a $166 million gain on post-employment benefit plan amendments, a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at our spin-off (the "Spin-off") from Novartis AG ("Novartis" or "Former Parent"), lower separation and transformation costs, partially offset by a $49 million impairment of an intangible asset, increased investments in research and development, higher marketing and sales spend to support key brands and new product launches, and increased inventory provisions. In addition, the COVID-19 pandemic resulted in higher unabsorbed fixed overhead costs and labor inefficiencies of $30 million for manufacturing plants operating at below normal capacity. There was a negative 0.4 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $146 million, mainly due to $249 million of amortization, $49 million impairment of an intangible asset and $36 million of separation costs, partially offset by a $166 million gain on post-employment benefit plan amendments.
Core operating income was $287 million (-11%, -10% cc), compared to $321 million in the prior year period. The current year period increase in sales was offset by increased investment in research and development, higher marketing and sales spend to support key brands and new product launches, higher unabsorbed fixed overhead costs and labor inefficiencies, and increased inventory provisions. There was a negative 0.4 percentage point impact on core operating margin from currency.
Full year
Operating loss was $482 million, compared to $187 million in the prior year period. The COVID-19 pandemic resulted in lower sales, higher unabsorbed fixed overhead costs and labor inefficiencies of $120 million, and increased provisions for expected credit losses, partially offset by reductions in discretionary spending. The current year period benefited from a $154 million net gain on post-employment benefit plan amendments, a gain relating to an extinguishment of certain potential liabilities and lower separation costs. The current year period also included $167 million in impairments of intangible assets, increased inventory provisions, losses for manufacturing asset retirements, and higher investments in research and development. The prior year period included $72 million of spin readiness costs and $32 million in legal settlement costs. There was a negative 0.6 percentage point impact on operating margin from currency.
Adjustments to arrive at core operating income were $1.3 billion, mainly due to $1.0 billion of amortization, $217 million of separation costs, $167 million in impairments of intangible assets, and $49 million of transformation program costs, partially offset by a $154 million net gain on post-employment benefit plan amendments and a $63 million benefit for fair value adjustments of contingent liabilities.
Core operating income was $789 million (-38%, -35% cc), compared to $1.3 billion in the prior year period. The COVID-19 pandemic resulted in lower sales, higher unabsorbed fixed overhead costs and labor inefficiencies of $120 million and increased provisions for expected credit losses, partially offset by reductions in discretionary spending. The current year period also included increased inventory provisions and higher investments in research and development. There was a negative 0.4 percentage point impact on core operating margin from currency.

Segment contribution(1)

($ millions unless indicated otherwise)	Three months ended December 31		Change %		Twelve months ended December 31		Change %
	2020	2019	$	cc(2)	2020	2019	$	cc(2)

Surgical segment contribution	252	265	(5)	(5)	672	957	(30)	(28)
As % of net sales	22.3	24.0			18.1	22.9
Vision Care segment contribution	106	120	(12)	(10)	419	580	(28)	(25)
As % of net sales	13.3	15.4			13.7	18.2
Not allocated to segments	(217)	(453)	52	53	(1,573)	(1,724)	9	9
Operating income/(loss)	141	(68)	nm	nm	(482)	(187)	(158)	(138)
Core adjustments(2)	146	389			1,271	1,452
Core operating income(2)	287	321	(11)	(10)	789	1,265	(38)	(35)
nm = not meaningful
(1)For additional information regarding segment contribution, please refer to Note 4 to the Condensed Consolidated Interim Financial Statements.
(2)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Surgical
Surgical segment contribution was $252 million (-5%, -5% cc), compared to $265 million in the prior year period. Surgical segment contribution was impacted by higher unabsorbed fixed overhead costs and labor inefficiencies due to the COVID-19 pandemic, increased investment in research and development and higher marketing and sales spend to support key brands and new product launches, partially offset by increased sales. There was a negative 0.3 percentage point impact on segment contribution margin from currency.
Vision Care
Vision Care segment contribution was $106 million (-12%, -10% cc), compared to $120 million in the prior year period. The reduction was driven by higher unabsorbed fixed overhead costs and labor inefficiencies, increased inventory provisions, and higher marketing and sales spend to support key brands and new product launches. There was a negative 0.3 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $217 million (+52%,+53% cc), compared to $453 million in the prior year period. The decrease in amounts not allocated was primarily driven by a $166 million gain on post-employment benefit plan amendments and lower separation and transformation costs in the current year period.
Full year
Surgical
Surgical segment contribution was $672 million (-30%, -28% cc), compared to $957 million in the prior year period. The COVID-19 pandemic resulted in a slowdown in sales, and higher unabsorbed fixed overhead costs and labor inefficiencies and provisions for expected credit losses, partially offset by reductions in discretionary spending. The current year period also included higher investments in research and development. There was a negative 0.4 percentage point impact on segment contribution margin from currency

Vision Care
Vision Care segment contribution was $419 million (-28%, -25% cc), compared to $580 million in the prior year period. The COVID-19 pandemic resulted in lower sales and higher unabsorbed fixed overhead costs and labor inefficiencies, partially offset by reductions in discretionary spending. The current year period also included higher inventory provisions. There was a negative 0.4 percentage point impact on segment contribution margin from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $1.6 billion (+9%, +9% cc), compared to $1.7 billion in the prior year period. The prior year period was higher primarily due to $72 million of spin readiness costs and $32 million in legal settlement costs.

Non-operating income & expense

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2020	2019	$	cc(1)	2020	2019	$	cc(1)

Operating income/(loss)	141	(68)	nm	nm	(482)	(187)	(158)	(138)
Interest expense	(31)	(34)	9	8	(124)	(113)	(10)	(11)
Other financial income & expense	(6)	(5)	(20)	(41)	(29)	(32)	9	6
Income/(loss) before taxes	104	(107)	nm	nm	(635)	(332)	(91)	(81)
Taxes	(9)	16	nm	nm	104	(324)	nm	nm
Net income/(loss)	95	(91)	nm	nm	(531)	(656)	19	24
Basic and diluted earnings/(loss) per share ($)	0.19	(0.19)	nm	nm	(1.09)	(1.34)	19	24

Core results(1)
Core taxes	(47)	(59)	20	20	(124)	(195)	36	34
Core net income	203	223	(9)	(8)	512	925	(45)	(42)
Core basic earnings per share ($)	0.41	0.46	(11)	(8)	1.05	1.89	(44)	(42)
Core diluted earnings per share ($)	0.41	0.45	(9)	(8)	1.04	1.89	(45)	(42)
nm = not meaningful
(1)Core results and constant currencies are non-IFRS measures. Refer to the 'Supplementary Information' section for additional information and reconciliation tables.
Fourth quarter
Interest expense
Interest expense was $31 million, compared to $34 million in the prior year period. The current year period saw more favorable interest rates and lower interest expense from discounting of contingent consideration liabilities, partially offset by interest for the senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense, consisting primarily of hedging costs and foreign currency exchange gains and losses, was a net expense of $6 million, compared to $5 million in the prior year period.
Taxes
Tax expense was $9 million compared to a benefit of $16 million in the prior year period, primarily due to profitability in the current period compared to the prior period loss.
Adjustments to arrive at core tax expense were $38 million, related to tax associated with operating income core adjustments and discrete tax items.
Core tax expense was $47 million, compared to $59 million in the prior year period. The average core tax rate was 18.8% compared to 20.9% in the prior year period, primarily related to the mix of pre-tax income/(loss) across geographical tax jurisdictions and the tax benefit from a build of inventory in certain international markets.
Net income/(loss) and earnings/(loss) per share
Net income was $95 million, compared to a net loss of $91 million in the prior year period. The change was mainly attributable to the current year period operating income compared to the prior year period operating loss. The associated basic and diluted earnings per share were $0.19, compared to a loss per share of $0.19 in the prior year period.
Core net income was $203 million, compared to $223 million in the prior year period, primarily due to lower core operating income. The associated core basic earnings per share were $0.41 compared to $0.46 in the prior year period, and core diluted earnings per share were $0.41, compared to $0.45 in the prior year period.

Full year
Interest expense
Interest expense was $124 million, compared with $113 million in the prior year period, driven by an increase in third party debt following the Spin-off and additional senior notes issued in May 2020.
Other financial income & expense
Other financial income & expense was a net expense of $29 million, compared with $32 million in the prior year period.
Taxes
Tax benefit was $104 million, compared to a tax expense of $324 million in the prior year period. Taxes recognized in the prior year period include $304 million in non-cash tax expense related to the re-measurement of deferred tax assets and liabilities as a result of Swiss tax reform, tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, non-cash tax expense related to re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.
Adjustments to arrive at core tax expense were $228 million, primarily related to tax associated with operating income core adjustments.
Core tax expense was $124 million, compared to $195 million in the prior year period. The average core tax rate increased to 19.5% from 17.4% in the prior year period. The increase in the core effective tax rate was primarily driven by the increase in the Swiss tax rate, partially offset by a favorable mix of pre-tax income/(loss) across geographical tax jurisdictions, the tax benefit from a build of inventory in certain international markets, and net changes in uncertain tax positions.
Net (loss)/income and (loss)/earnings per share
Net loss was $531 million, compared to $656 million in the prior year period. The change was mainly attributable to the increased operating loss, offset by the tax benefit in the current period compared to the large tax expense in the prior year period. The associated basic and diluted loss per share were $1.09, compared to $1.34 in the prior year period.
Core net income was $512 million, compared to $925 million in the prior year period, primarily due to lower core operating income. The associated core basic earnings per share were $1.05 compared to $1.89 in the prior year period, and core diluted earnings per share were $1.04 compared to $1.89 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities amounted to $823 million in 2020, compared to $920 million in the prior year period. The current year was impacted by lower sales and reductions in discretionary spending due to the COVID-19 pandemic, changes in net working capital, decreased taxes paid due to timing of payments and the COVID-19 pandemic, increased payments for restructuring activities, and increased interest payments on our financial debts following the Spin-off. The prior year period was impacted by changes in net working capital and payments due to a legal settlement.
Changes in net working capital in the current year were mainly due to increases in inventories, partially offset by changes in other current assets. The increases in inventories were primarily driven by inventory builds for new product launches and decreased demand due to the COVID-19 pandemic, while the reductions in other current assets were due to decreases in the current portion of long-term receivables and finance lease agreements from customers and other receivables. There were also decreases in trade payables related to operating activities due to management of discretionary spending and decreases in trade receivables as collections outpaced new sales. The net change in other current liabilities was driven by decreased accruals for annual associate short-term incentive payments and for obligations under the employee matters agreement executed at Spin-off, partially offset by increases in accruals for taxes other than income taxes. Changes in net working capital in the prior year period were primarily driven by increased trade receivables, in line with sales. The prior year period also included increases in other current assets due to manufacturing receivables from our Former Parent and increases in trade payables and other current liabilities primarily due to various transition agreements and separation costs incurred. Refer to Note 9 of the Condensed Consolidated Interim Financial Statements for additional details regarding changes within net working capital.
Net cash flows used in investing activities amounted to $572 million, compared to $1.0 billion in the prior year period, primarily due to the acquisition of PowerVision in March 2019 and reduced capital spending in 2020 as a result of the COVID-19 pandemic. Refer to Note 3 of the Condensed Consolidated Interim Financial Statements for additional information on the PowerVision acquisition.
Net cash flows from financing activities amounted to $466 million, compared to $659 million in the prior year period. Cash inflows in the current year include the issuance of senior notes in May 2020, partially offset by repayments of current financial debts, realized foreign exchange losses, lease payments and withholding taxes paid upon net settlements of equity-based compensation. Cash inflows in the prior year period were attributable to net proceeds totaling $3.4 billion from the issuance and repayment of non-current and current financial debts, partially offset by $2.7 billion for net cash payments made to our Former Parent and its affiliates prior to the Spin-off.
Free cash flow (non-IFRS measure)
Free cash flow amounted to an inflow of $350 million, compared to an inflow of $367 million in the prior year period, driven by decreased cash flows from operating activities partially offset by lower purchases of property, plant and equipment.
For additional information regarding free cash flow, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Balance sheet
Assets
Total non-current assets were $22.6 billion as of December 31, 2020, a decrease of $806 million when compared to $23.4 billion as of December 31, 2019. There was a decrease of $1.1 billion in Intangible assets other than goodwill related to recurring amortization and asset impairments. Financial assets decreased $89 million primarily due to movement of balances to Other current assets as maturity has become less than twelve months. Property, plant, and equipment increased $312 million primarily due to capital expenditures, partially offset by depreciation.
Total current assets were $5.0 billion as of December 31, 2020, an increase of $751 million when compared to $4.2 billion as of December 31, 2019. Cash and cash equivalents increased $735 million attributable to the net impact of operating, investing, and financing activities as described in the preceding section. Inventories increased $139 million primarily driven by inventory builds for new product launches and decreased demand due to the COVID-19 pandemic. Other current assets decreased $98 million primarily due to utilization of amounts in escrow to settle contingent consideration obligations, amortization of option rights, decreases in the current portion of long-term receivables and finance lease agreements from customers, and other receivables.
Liabilities
Total non-current liabilities were $6.5 billion as of December 31, 2020, an increase of $468 million when compared to $6.1 billion as of December 31, 2019. Financial debts increased $731 million, primarily due to the issuance of $750 million of senior notes on May 27, 2020. Deferred tax liabilities decreased $190 million in line with recurring amortization of intangible assets. Provisions and other non-current liabilities decreased $108 million primarily due to reductions in post-employment benefit obligations and contingent consideration liabilities.
Total current liabilities were $2.3 billion as of December 31, 2020, in line with prior year.
Equity
Equity was $18.8 billion as of December 31, 2020, a decrease of $481 million when compared to $19.3 billion as of December 31, 2019.
Net (debt)/liquidity (non-IFRS measure)
Net debt of $2.6 billion as of December 31, 2020 decreased $98 million compared to $2.7 billion as of December 31, 2019. Alcon's liquidity amounted to $1.6 billion as of December 31, 2020, compared to $823 million as of December 31, 2019. Total financial debt amounted to $4.1 billion as of December 31, 2020, compared to $3.5 billion as of December 31, 2019. The average maturity of financial debts outstanding as of December 31, 2020 is 8.9 years.
The increase in non-current financial debts and corresponding increase in cash and cash equivalents are primarily attributable to the issuance of and proceeds from the $750 million of senior notes on May 27, 2020. The $1 billion revolving credit facility remained undrawn as of December 31, 2020 and February 23, 2021. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Supplementary Information' section.
Additional COVID-19 considerations
In March 2020, the World Health Organization declared the outbreak of a novel strain of coronavirus (“COVID-19”) as a pandemic. The pandemic triggered widespread shelter-in-place orders, business shutdowns and the deferral of non-urgent surgical procedures. In response, our Global Crisis Management team implemented a variety of business continuity measures and safety action plans. As the world continues to face this pandemic, Alcon remains fully committed to serving the eye care professionals, patients and consumers who depend on us, and the health and safety of our associates and our community remain our highest priority.
Associate safety
To protect our associates, we implemented a response framework with recommended COVID-19 prevention, containment and mitigation measures. For example, we implemented procedures in early 2020 including limiting the number of people in one area at a time, modifying workstation arrangements, screening temperatures daily, minimizing the cross flow of people between shifts to reduce potential exposure and enhancing cleaning of our facilities. We have also mandated wearing masks, implemented robust contact tracing and are managing our return to the workplace in line with local conditions. Our sales and customer service teams are equipped with the tools to keep them healthy and safe, including pre-visit checklists and appropriate personal protective equipment (“PPE”).
Community support
To assist vulnerable populations affected, directly or indirectly, by COVID-19, the Alcon Foundation has made monetary donations to local, national and global organizations to support meal programs for children and seniors, provide essential supplies to shelters and aid public health emergency relief efforts. We donated PPE, including Alcon-manufactured hand sanitizer and splashguards, as well as eye drops for front line workers. We have also donated eye care products to support eye surgeries and other eye care services for under-served patients.

Supply chain continuity
To protect our customers and the patients who depend on our products, we continue to manufacture and supply our products and are actively working to mitigate any potential supply chain disruptions. Prior to the current crisis, we developed a diverse manufacturing footprint, which has enabled us to maintain sufficient inventory on hand. We have enhanced our business continuity plans to ensure our supply chain is maintained. We generally target 12 weeks of customer-ready products in our supply chain and, for most of our products, we are at or close to this level. Our Procurement teams are staying in close contact with our critical suppliers to maintain access to raw materials and other components. When necessary, we are also utilizing alternative methods of product distribution and supplier sourcing, as well as alternative shipping options where possible. In addition, we have partnered with industry trade groups and the medical community as they developed new protocols to serve patients safely during the pandemic.
Net sales trends
Surgical and Vision Care sales were primarily impacted by the COVID-19 pandemic in the second quarter of 2020. Surgical and Vision Care net sales substantially improved in the second half of the year with the fourth quarter of 2020 in line with prior year, led by North America and partially offset by International. Uncertainty remains as we expect the pace of recovery will continue to vary on a market by market basis, depending on existing capacity, differences between private and public channels, hospitals and non-hospital settings, the nature of patient needs and sense of safety. Based on these factors, we believe we will likely see a continued impact from COVID-19 during the first half of 2021.
Financial measures
We ended 2020 with $1.6 billion in cash and cash equivalents, following the issuance of $750 million of senior notes in May 2020. Collections improved in the second half of the year and trade receivables are beginning to normalize; however, we may see delays or reductions in collections in the coming months as we work with our customers during this pandemic. As a result, we have taken significant steps to manage our cash flow as markets recover. These actions have included:
•Adjusting production volumes to align with demand expectations;
•Managing discretionary spending, in line with sales recovery, and phasing capital expenditures while continuing with separation, transformation and strategic investment priorities;
•Delaying initiation of our first dividend to 2021; and
•Issuing $750 million of senior notes in May 2020.
Because we believe these conditions are transitory, we are not making structural changes to our operational costs that could impede our ability to fully ramp up when most geographic markets recover.
Key assumptions
Management has assessed the past and potential impact of the adverse effects of COVID-19 on Alcon’s results of operation, cash flows, and liquidity. The preparation of financial statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period that affects the reported amounts of assets and liabilities as well as revenues and expenses. In particular, the Condensed Consolidated Interim Financial Statements for the period ended December 31, 2020 required the use of significant estimates and assumptions pertaining to the impact of COVID-19 on Alcon's operations, results, and liquidity. Key assumptions include:
•The COVID-19 outbreak will have a continued impact on the first half of 2021, but the pace of recovery will continue to vary on a market by market basis;
•Our manufacturing sites expect operating capacity to start to normalize in the first quarter 2021;
•We will retain our associates and meet supplier obligations while managing discretionary costs and phasing certain capital expenditures; and
•Separation, transformation and strategic investment priorities will continue.
Actual outcomes and results could differ materially from our estimates and assumptions. For example, extended or new COVID-19 related shut-down periods or slower recovery periods could result in an inability to manufacture products, reduced sales, incremental provisions for expected customer credit losses and inventory, incremental costs, reduced cash on hand, and increased debt or impairments of assets. We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements, primarily in Euros, Japanese Yen, Chinese Renminbi, Swiss Francs, and emerging market currencies.

Financial debts
Our financial debts do not have any major maturities before 2024 and do not contain any financial covenants. Our $1 billion revolving credit facility remained undrawn as of February 23, 2021 and there are no current limitations on our ability to borrow under the facility.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated income statement (unaudited)

		Three months ended December 31		Twelve months ended December 31
($ millions except earnings/(loss) per share)	Note	2020	2019	2020	2019
Net sales to third parties	4	1,925	1,881	6,763	7,362
Other revenues	4	15	32	70	146
Net sales and other revenues		1,940	1,913	6,833	7,508
Cost of net sales		(1,052)	(972)	(3,830)	(3,719)
Cost of other revenues		(13)	(28)	(63)	(127)
Gross profit		875	913	2,940	3,662
Selling, general & administration		(737)	(714)	(2,694)	(2,847)
Research & development		(155)	(164)	(673)	(656)
Other income		210	20	235	55
Other expense		(52)	(123)	(290)	(401)
Operating income/(loss)		141	(68)	(482)	(187)
Interest expense		(31)	(34)	(124)	(113)
Other financial income & expense		(6)	(5)	(29)	(32)
Income/(loss) before taxes		104	(107)	(635)	(332)
Taxes		(9)	16	104	(324)
Net income/(loss)		95	(91)	(531)	(656)

Earnings/(loss) per share ($)
Basic	5	0.19	(0.19)	(1.09)	(1.34)
Diluted	5	0.19	(0.19)	(1.09)	(1.34)

Weighted average number of shares outstanding (millions)
Basic	5	489.2	488.2	489.0	488.2
Diluted	5	492.4	488.2	489.0	488.2

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of comprehensive income/(loss) (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net income/(loss)	95	(91)	(531)	(656)
Other comprehensive income to be eventually recycled into the consolidated income statement:
Currency translation effects	40	17	19	(4)
Total of items to eventually recycle	40	17	19	(4)
Other comprehensive income never to be recycled into the consolidated income statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(1)	19	(26)	(14)	(55)
Fair value adjustments on equity securities, net of taxes(2)	—	—	(7)	(2)
Total of items never to be recycled	19	(26)	(21)	(57)
Total comprehensive income/(loss)	154	(100)	(533)	(717)
(1)Amounts are net of tax benefits of $5 million and $3 million for the three months ended December 31, 2020 and 2019, respectively. Amounts are net of tax benefits of $13 million and $11 million for the twelve months ended December 31, 2020 and 2019, respectively.
(2)Amounts are net of tax benefits of $3 million and $5 million for the twelve months ended December 31, 2020 and 2019, respectively.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated balance sheet (unaudited)

($ millions)	Note	December 31, 2020	December 31, 2019
Assets
Non-current assets
Property, plant & equipment		3,425	3,113
Right-of-use assets		358	324
Goodwill		8,905	8,905
Intangible assets other than goodwill	6	9,097	10,231
Deferred tax assets		399	354
Financial assets	8	218	307
Other non-current assets		211	185
Total non-current assets		22,613	23,419
Current assets
Inventories		1,644	1,505
Trade receivables		1,361	1,390
Income tax receivables		21	17
Cash and cash equivalents		1,557	822
Other current assets		404	502
Total current assets		4,987	4,236
Total assets		27,600	27,655

Equity and liabilities
Equity
Share capital		20	20
Reserves		18,802	19,283
Total equity		18,822	19,303
Liabilities
Non-current liabilities
Financial debts	7	3,949	3,218
Lease liabilities		315	280
Deferred tax liabilities		1,196	1,386
Provisions & other non-current liabilities		1,060	1,168
Total non-current liabilities		6,520	6,052
Current liabilities
Trade payables		876	833
Financial debts	7	169	261
Lease liabilities		70	61
Current income tax liabilities		149	107
Provisions & other current liabilities		994	1,038
Total current liabilities		2,258	2,300
Total liabilities		8,778	8,352
Total equity and liabilities		27,600	27,655

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of changes in equity (unaudited)

($ millions)	Share capital	Other reserves	Former parent net investment	Fair value adjustments on equity securities	Actuarial (losses) from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Equity
Balance as of January 1, 2019	—	—	22,650	(23)	(17)	29	(11)	22,639
Net (loss)		(547)	(109)				—	(656)
Other comprehensive (loss)				(2)	(55)	(4)	(61)	(61)
Total comprehensive (loss)	—	(547)	(109)	(2)	(55)	(4)	(61)	(717)
Movements of financing provided to former parent, net			(2,658)				—	(2,658)
Other transactions with former parent			(46)				—	(46)
Reclassification of deferred equity-compensation			(7)				—	(7)
Distribution by former parent of share capital	20	19,812	(19,832)				—	—
Equity-based compensation		87	—				—	87
Other movements(2)		3	2				—	5
Total other movements	20	19,902	(22,541)	—	—	—	—	(2,619)
Balance as of December 31, 2019	20	19,355	—	(25)	(72)	25	(72)	19,303
Net (loss)		(531)	—				—	(531)
Other comprehensive (loss)				(7)	(14)	19	(2)	(2)
Total comprehensive (loss)	—	(531)	—	(7)	(14)	19	(2)	(533)
Equity-based compensation		70	—				—	70
Other movements(2)		5	—		(23)		(23)	(18)
Total other movements	—	75	—	—	(23)	—	(23)	52
Balance as of December 31, 2020	20	18,899	—	(32)	(109)	44	(97)	18,822
(1)"Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting and an adjustment to actuarial (losses) for other post-employment benefit obligation assumption changes directly related to the Spin-off on April 9, 2019 but which was not recorded at that time.

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated statement of cash flows (unaudited)

		Twelve months ended December 31
($ millions)	Note	2020	2019

Net (loss)		(531)	(656)
Adjustments to reconcile net (loss) to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	9.1	1,626	1,456
Equity-based compensation expense		105	83
Non-cash change in provisions and other non-current liabilities		(106)	(4)
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		42	5
Interest expense		124	113
Other financial income & expense		29	32
Taxes		(104)	324
Interest received		5	7
Interest paid		(105)	(67)
Other financial payments		(5)	(18)
Taxes paid		(97)	(224)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		983	1,051
Net payments out of provisions and other cash movements in non-current liabilities		(115)	(83)
Change in net current assets and other operating cash flow items	9.2	(45)	(48)
Net cash flows from operating activities		823	920
Purchase of property, plant & equipment		(479)	(553)
Proceeds from sale of property, plant & equipment		6	—
Purchase of intangible assets		(88)	(123)
Purchase of financial assets		(11)	(59)
Proceeds from sales of financial assets		—	8
Purchase of other non-current assets		—	(1)
Acquisition of business, net		—	(283)
Net cash flows used in investing activities		(572)	(1,011)
Movements of financing provided to former parent, net		—	(2,658)
Proceeds from non-current financial debts, net of issuance costs	3	744	3,724
Proceeds from Bridge Facility, net of issuance costs	3	—	1,495
Repayment of non-current financial debts	3	—	(509)
Repayment of Bridge Facility	3	—	(1,500)
Change in current financial debts		(139)	202
Lease payments		(69)	(52)
Change in other financial receivables from former parent		—	39
Change in other financial liabilities to former parent		—	(67)
Other financing cash flows		(70)	(15)
Net cash flows from financing activities		466	659
Effect of exchange rate changes on cash and cash equivalents		18	27
Net change in cash and cash equivalents		735	595
Cash and cash equivalents at January 1		822	227
Cash and cash equivalents at December 31		1,557	822

The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and the basis of preparation as described in this Note 1 and with the accounting policies as described in Note 3 to the December 31, 2020 Consolidated Financial Statements in the Company’s 2020 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of IFRS financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. Therefore the Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS as issued by the IASB.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive income/(loss), and cash flows in accordance with IFRS.
On February 28, 2019, Novartis AG (“Novartis” or “Former Parent”) shareholders at their Annual General Meeting approved the proposed 100% spin-off of Alcon through the distribution of a dividend-in-kind of new Alcon shares to Novartis shareholders and Novartis American Depositary Receipt (“ADR”) holders (the “Spin-off”), subject to completion of certain conditions precedent to the distribution. Amendment No. 6 to the Company's Registration Statement on Form 20-F filed with the Securities and Exchange Commission ("SEC") on March 22, 2019, ("2018 Form 20-F"), was declared effective by the SEC on that same day. On April 9, 2019 (the “Distribution Date”), the Company became an independent, publicly-traded company as a result of the Spin-off and the shares of the Company became listed on the SIX Swiss Stock Exchange ("SIX") and on the New York Stock Exchange ("NYSE") under the symbol “ALC”. Each Novartis shareholder of record as of April 8, 2019 and each holder of Novartis’ ADR of record as of April 1, 2019 received one share of Alcon common stock for every five shares of Novartis common stock or Novartis ADR held. The financial statements for periods prior to the Spin-off were derived from Novartis’ Consolidated Financial Statements and accounting records and prepared in accordance with IFRS for the preparation of carved-out combined financial statements. Through the date of the Spin-off, all revenues and costs as well as assets and liabilities directly associated with Alcon have been included in the financial statements. Prior to the Spin-off, the financial statements also included allocations of certain expenses for services provided by Novartis to Alcon and allocations of related assets, liabilities, and the Former Parent’s invested capital, as applicable. The allocations were determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the financial statements had Alcon been an entity that operated independently of Novartis during the applicable periods.
Agreements entered into between Alcon and Novartis in connection with the Spin-off govern the relationship between the parties following the Spin-off and provide for the allocation of various assets, liabilities, rights and obligations. These agreements also include arrangements for transition services to be provided on a temporary basis between the parties.
Following the Spin-off, the consolidated financial statements include the accounts of Alcon and no longer include any allocations from Novartis.

2. Selected accounting policies
Alcon's principal accounting policies are set out in Note 3 to the Consolidated Financial Statements in the Form 20-F. The preparation of financial statements requires management to make subjective and complex judgments that affect the reported amounts. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
As discussed in Note 3 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired In-process research & development projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the consolidated balance sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.
Impact of the coronavirus (“COVID-19”) pandemic
In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. The COVID-19 pandemic has negatively impacted the global economy, disrupted global supply chains and created significant volatility and disruption of financial markets, resulting in widespread shelter-in-place orders, business shut-downs and the deferral of non-urgent surgeries. This has had, and may continue to have, an adverse effect on our net sales, operating results and cash flow. The extent to which the COVID-19 pandemic and the related economic impact may continue to affect our financial condition or results of operations is uncertain.
We have analyzed the impact of the COVID-19 pandemic on our financial statements for the three and twelve months ended December 31, 2020. We have assessed various accounting estimates and other matters, including those that require consideration of forecasted financial information, in the context of the unknown future impacts of COVID-19 using information reasonably available to us at this time. The accounting estimates and other matters assessed include, but were not limited to, provisions for expected credit losses, goodwill and other intangible assets, financial instruments, inventory provisions, associate benefits, income taxes and revenue recognition. Based on our assessment performed, the resulting provisions recorded were not material to our Condensed Consolidated Interim Financial Statements for the three or twelve months ended December 31, 2020. However, the inherent uncertainties of COVID-19 including the duration, scope, and severity of the pandemic may result in actual outcomes that differ materially from our current assumptions and estimates.
Amendments to IFRS 3, Business Combinations, effective as of January 1, 2020
Effective January 1, 2020, Alcon adopted the IASB’s amendments to IFRS 3, Business Combinations. The amendments to IFRS 3 clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments define a business as an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing goods or services to customers, generating investment income (such as dividends or interest) or generating other income from ordinary activities.
One of the key changes is the introduction of an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. The introduction of the optional concentration test is a fundamental change in the determination of a business combination, applied on a transaction-by-transaction basis. Specifically, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar assets, the set is not a business.
If the initial concentration test is not met, or Alcon elects not to apply the concentration test, an assessment focusing on the existence of inputs and processes that have the ability to create outputs is required.
Alcon's adoption of the amendments to IFRS 3 applies to transactions for which the acquisition date is on or after January 1, 2020. The adoption of this amended standard on January 1, 2020 did not have a significant impact on these Condensed Consolidated Interim Financial Statements. Any future impact will depend on the facts and circumstances of future transactions and if Alcon decides to apply the optional concentration test in the assessment of whether the acquired set of activities and assets is or is not a business.

Alcon has adopted the following accounting policy, effective January 1, 2020, as a result of the adoption of the amendments to IFRS 3:
Business combinations
The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisition of a subsidiary may include:
•fair values of the assets transferred;
•liabilities incurred to the former owners of the acquired business;
•equity interests issued by the Company;
•fair value of an asset or liability resulting from a contingent consideration arrangement; and
•fair value of any pre-existing equity interest in the subsidiary.
Identifiable assets acquired and liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the consideration transferred over the fair value of the net identifiable assets acquired is recorded as goodwill, or directly in the income statement if it is a bargain purchase. Alcon primarily uses net present value techniques, utilizing post-tax cash flows and discount rates in calculating the fair value of identifiable assets acquired when allocating the purchase consideration paid for the acquisition. The estimates used in calculating fair values involve significant judgment by management and include assumptions with measurement uncertainty such as, the amount and timing of projected cash flows, long-term sales forecasts, the timing and probability of regulatory and commercial success, and the discount rate.
Acquisition related costs are expensed as incurred.
Alcon may elect on a transaction-by-transaction basis to apply the optional concentration test to assess whether a transaction qualifies as a business. Under the test, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets, Alcon will account for the transaction as an asset purchase and not a business combination.
If the concentration test is not met, or Alcon elects not to apply this optional test, Alcon will perform an assessment focusing on the existence of inputs and processes that have the ability to create outputs to determine whether the transaction is an asset purchase or a business combination.
There are no other IFRS standards or interpretations not yet effective that would be expected to have a material impact on Alcon.
3. Significant transactions
Significant transactions in 2020
Series 2030 notes issuance
On May 27, 2020, Alcon, through its wholly owned subsidiary Alcon Finance Corporation (“AFC”), completed an offering of $750 million of non-current financial debt consisting of 2.600% senior notes due 2030. The senior notes are described in Note 7 of these Condensed Consolidated Interim Financial Statements.
Significant transactions in 2019
Refinancing of Bridge Facility and Facility A financial debts
On September 23, 2019, Alcon, through its wholly owned subsidiary AFC, refinanced $2 billion of the bridge and term loans, which had been issued in April 2019, with $500 million of 2.750% senior notes due 2026, $1 billion of 3.000% senior notes due 2029, and $500 million of 3.800% senior notes due 2049.
Completion of Spin-off from Novartis through a dividend in kind distribution to Novartis shareholders
The Spin-off was executed on April 9, 2019 as described in Note 1 of these Condensed Consolidated Interim Financial Statements. The below transactions occurred in April 2019, immediately preceding the Spin-off.

On April 2, 2019, Alcon borrowed $3.2 billion against the bridge and other term loans which were executed on March 6, 2019 and are described in the Form 20-F. These borrowings increased Alcon's third party financial debts to $3.5 billion at the date of the Spin-off. Through a series of intercompany transactions, Alcon then paid approximately $3.1 billion in cash to Novartis and its affiliates prior to the Spin-off, decreasing Alcon's net assets to approximately $20.0 billion at the date of the Spin-off.
Surgical-Acquisition of PowerVision, Inc.
On March 13, 2019, Alcon acquired 100% of the outstanding shares and equity of PowerVision, Inc. ("PowerVision"), a privately-held, US-based company focused on developing accommodative, implantable intraocular lenses. This technology allows the intraocular lens to respond to natural muscular movements in the eye to alter shape and focus. The PowerVision acquisition was executed as part of Alcon's commitment to innovation in advanced technology intraocular lenses ("AT-IOLs").
The fair value of the total purchase consideration was $424 million. This amount consisted of an initial cash payment of $289 million and the fair value of the probability-weighted contingent consideration of $135 million due to PowerVision shareholders, which they are eligible to receive upon the achievement of specified regulatory and commercialization milestones. The purchase price allocation resulted in net identifiable assets of $418 million, which consisted of in-process research & development intangible assets of $505 million, a net deferred tax liability of $93 million, and other net assets of $6 million. Goodwill of $6 million was also recognized which is attributable to the assembled workforce. Cash paid for the acquisition, net of cash acquired, was $283 million. The 2019 results of operations since the date of acquisition and transaction costs for the acquisition were not material.
4. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses and a comprehensive portfolio of ocular health products, including products for dry eye, contact lens care and ocular allergies, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation described in Note 1, and the selected accounting policies mentioned in Note 2 of these Condensed Consolidated Interim Financial Statements, are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments primarily based on net sales and segment contribution.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, spin readiness and separation costs, transformation costs, fair value adjustments of contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, and certain other income and expense items.
General & administration (corporate) includes the costs of the Alcon corporate headquarters, including all related corporate function costs. For a portion of the historical comparative period only, the related corporate function costs were allocated to Alcon from its Former Parent.
Other income and expense items excluded from segment contribution include fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, restructuring costs, legal settlements, integration related expenses, and other income and expense items not attributed to a specific segment.
Certain income and expense items, primarily related to fair value adjustments of contingent consideration liabilities and option rights and integration related expenses, previously included in segment contribution in the prior year period have been reclassified to conform with reporting of segment contribution to the CODM in the current period. The reclassifications resulted in an increase in Surgical and Vision Care segment contribution of $3 million and $7 million, respectively, in the three months ended December 31, 2019 and an increase in Surgical and Vision Care segment contribution of $34 million and $17 million, respectively, during the twelve months ended December 31, 2019.
Three months ended December 31, 2020 and 2019

	Surgical		Vision Care		Company
	Three months ended December 31		Three months ended December 31		Three months ended December 31
($ millions)	2020	2019	2020	2019	2020	2019
Net sales to third parties	1,128	1,104	797	777	1,925	1,881
Other revenues	—	—	15	32	15	32
Net sales and other revenue	1,128	1,104	812	809	1,940	1,913
Segment contribution	252	265	106	120	358	385
Amortization of intangible assets					(263)	(280)
Impairment charges on intangible assets					(49)	—
General & administration (corporate)					(58)	(55)
Separation costs					(36)	(82)
Transformation costs					(15)	(39)
Fair value adjustments of contingent consideration liabilities					24	24
Past service costs for post-employment benefit plan amendments					166	(2)
Other					14	(19)
Operating income/(loss)					141	(68)
Interest expense					(31)	(34)
Other financial income & expense					(6)	(5)
Income/(loss) before taxes					104	(107)

Twelve months ended December 31, 2020 and 2019

	Surgical		Vision Care		Company
	Twelve months ended December 31		Twelve months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019	2020	2019
Net sales to third parties	3,710	4,174	3,053	3,188	6,763	7,362
Other revenues	—	—	70	146	70	146
Net sales and other revenue	3,710	4,174	3,123	3,334	6,833	7,508
Segment contribution	672	957	419	580	1,091	1,537
Amortization of intangible assets					(1,078)	(1,084)
Impairment charges on intangible assets					(167)	—
General & administration (corporate)					(232)	(216)
Separation costs					(217)	(237)
Spin readiness costs					—	(72)
Transformation costs					(49)	(52)
Fair value adjustments of contingent consideration liabilities					63	75
Past service costs for post-employment benefit plan amendments					154	(2)
Other					(47)	(136)
Operating (loss)					(482)	(187)
Interest expense					(124)	(113)
Other financial income & expense					(29)	(32)
(Loss) before taxes					(635)	(332)
Net sales by segment

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019
Surgical
Implantables	350	338	1,126	1,210
Consumables	587	594	1,952	2,304
Equipment/other	191	172	632	660
Total Surgical	1,128	1,104	3,710	4,174
Vision Care
Contact lenses	490	460	1,838	1,969
Ocular health	307	317	1,215	1,219
Total Vision Care	797	777	3,053	3,188
Net sales to third parties	1,925	1,881	6,763	7,362
Net sales by region(1)

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2020		2019		2020		2019
United States	844	44%	780	41%	2,975	44%	3,055	41%
International	1,081	56%	1,101	59%	3,788	56%	4,307	59%
Net sales to third parties	1,925	100%	1,881	100%	6,763	100%	7,362	100%
(1) Net sales to third parties by location of third-party customer.

5. Share capital and earnings/(loss) per share
5.1     Share capital transaction
On November 10, 2020 and November 19, 2019, the Company's Board of Directors approved increases of CHF 320,000 and CHF 120,000, respectively, out of the Company’s authorized share capital through the issuance of 8.0 million and 3.0 million additional registered shares, respectively, nominal value CHF 0.04 per share, to fulfill the future vesting of existing and future equity-based awards. These additional shares were issued as treasury shares as part of the Company's authorized share capital according to the authority granted by the shareholders at the Company’s Annual General Meeting held on January 29, 2019 and reflected in the Company’s Articles of Incorporation as amended. While the transactions increased the number of shares available for issuance under the Company’s equity-based compensation plans, there was no immediate impact on the number of shares outstanding or earnings per share calculations at the time of the transactions. The number of shares outstanding and earnings per share calculations will be impacted as shares are delivered to plan participants over the course of the next several years.
5.2     Earnings/(loss) per share
As of December 31, 2020, there were 489.2 million outstanding common shares, after the delivery of 0.9 million shares vesting under the equity incentive programs during the twelve months ended December 31, 2020. No dividends have been paid through December 31, 2020.
Basic earnings/(loss) per share is computed by dividing net income/(loss) for the period by the weighted average number of common shares outstanding during the period. For the three and twelve months ended December 31, 2020, the weighted average number of shares outstanding was 489.2 million and 489.0 million shares, respectively. For the three and twelve months ended December 31, 2019, the weighted average number of shares outstanding was 488.2 million.
The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 10 to these Condensed Consolidated Interim Financial Statements. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three months ended December 31, 2020, the weighted average diluted number of shares outstanding was 492.4 million, which includes the potential conversion of 3.2 million unvested equity-based awards. For the twelve months ended December 31, 2020, 2.8 million unvested equity-based awards have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive. For the three and twelve months ended December 31, 2019, 2.8 million and 1.9 million unvested equity-based awards, respectively, have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.
6. Intangible assets other than goodwill
Intangible asset impairment charges
During the three months ended December 31, 2020, an impairment charge of $49 million was recognized in Cost of net sales for a currently marketed product cash generating unit ("CGU") in the Surgical reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $65 million at the time of impairment. An impairment charge was previously recorded for this CGU in the first quarter of 2020.
Impairments for the year ended December 31, 2020, amounted to $167 million due to additional impairments totaling $118 million recognized in Cost of net sales and Research & development during the first nine months of 2020. An impairment of $61 million was recognized in the third quarter of 2020, primarily to fully impair a CGU within the Vision Care reportable segment upon termination of the associated licensing agreement. The impairment was recognized in Research & development in the Condensed Consolidated Income Statement. The remaining amount relates to impairment losses of $57 million recognized in Cost of net sales in the first half of 2020. An impairment of $41 million was recorded for a currently marketed product CGU within the Vision Care reportable segment due to lower expected sales. The CGU was reduced to its recoverable amount of $88 million at the time of impairment in the second quarter of 2020. An impairment of $16 million of a currently marketed product CGU in the Surgical reportable segment was recognized in the first quarter of 2020 due to lower expected sales.
The recoverable amount of each CGU was determined based on the fair value less cost of disposal ("FVLCOD") method. FVLCOD was estimated using net present value techniques utilizing post-tax cash flows and discount rates as there are no direct or indirect observable prices in active markets for identical or similar assets. The estimates used in calculating the net present value involve significant judgment by management and include assumptions with measurement uncertainty. The estimates used are considered to be consistent with market participant assumptions and include cash flow projections for a five-year period based on management forecasts, sales forecasts beyond the five-year period extrapolated using long-term expected inflation rates, discount rate, and future tax rate. Since the cash flow projections are a significant unobservable input, the fair value of the CGU was classified as Level 3 in the fair value hierarchy. Actual cash flows and values could vary significantly from forecasted future cash flows and related values derived using net present value techniques.
There were no intangible asset impairments during the three and twelve months ended December 31, 2019.
7. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of December 31, 2020 and 2019.

($ millions)	December 31, 2020	December 31, 2019
Non-current financial debts
Facility B	794	793
Facility C	429	391
Local facilities (Japan)	—	55
Series 2026 notes	496	495
Series 2029 notes	992	991
Series 2030 notes	744	—
Series 2049 notes	494	493
Revolving facility	—	—
Total non-current financial debts	3,949	3,218

Current financial debts
Local facilities:
Japan	101	115
All others	49	101
Other short-term financial debts	12	29
Derivatives	7	16
Total current financial debts	169	261
Total financial debts	4,118	3,479
In January 2020, the $1.0 billion Revolving Facility was extended to March 2025. The Revolving Facility remained undrawn as of December 31, 2020.
Interest expense recognized for Financial debts, excluding lease liabilities, was $24 million and $94 million for the three and twelve months ended December 31, 2020, respectively, and $25 million and $81 million for the three and twelve months ended December 31, 2019, respectively.
Series 2030 notes
On May 27, 2020, AFC issued senior notes due in 2030 (“Series 2030 Notes”), which are guaranteed by the Company. The Series 2030 Notes are unsecured senior obligations of AFC issued in a private placement and rank equally in right of payment with the Series 2026, Series 2029, and Series 2049 notes. The total principal amount of the Senior 2030 Notes is $750 million. The Senior 2030 Notes were issued at 99.843% with 2.600% interest payable twice per year in May and November, beginning in November 2020. The Series 2030 Notes were issued at a discount totaling $1 million, which was recorded as a reduction to the carrying value of the Series 2030 notes and will be amortized to Interest expense over the term of the Series 2030 Notes. AFC incurred $5 million of debt issuance costs, which were recorded as a reduction to the carrying value of the Series 2030 Notes and will be amortized to Other financial income & expense over the term of the Series 2030 Notes.

8. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The investments are classified as Cash & cash equivalents within our Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. The financial assets and liabilities generally included in Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), and fund investments, options to acquire private companies, and contingent consideration liabilities measured at fair value through profit and loss ("FVPL").

The below tables summarize financial assets and liabilities measured at fair value on a recurring basis or at amortized cost or cost as of December 31, 2020 and 2019.

	December 31, 2020
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	28	—	28
Long-term financial investments measured at FVPL	—	—	12	—	12
Long-term receivables from customers	—	—	—	117	117
Deferred compensation assets(1)	137	—	—	—	137
Non-current minimum lease payments from finance lease agreements	—	—	—	39	39
Long-term loans, advances and security deposits	—	—	—	22	22
Total non-current financial assets	137	—	40	178	355
Current financial assets
Money market funds	625	—	—	—	625
Current portion of long-term financial investments measured at FVPL(2)	—	—	12	—	12
Current portion of long-term receivables from customers(2)	—	—	—	107	107
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	29	29
Other receivables, security deposits and current assets(2)	—	—	—	88	88
VAT receivables(2)	—	—	—	72	72
Derivative financial instruments(2)	—	3	—	—	3
Total current financial assets	625	3	12	296	936
Total financial assets at fair value and amortized cost or cost	762	3	52	474	1,291
Financial liabilities
Contingent consideration liabilities	—	—	(157)	—	(157)
Non-current financial debt	—	—	—	(3,949)	(3,949)
Current financial debt	—	—	—	(162)	(162)
Derivative financial instruments	—	(7)	—	—	(7)
Total financial liabilities at fair value and amortized cost	—	(7)	(157)	(4,111)	(4,275)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, 2030, and 2049 notes recorded in Non-current financial debt with a fair value of $3,036 million and a carrying value of $2,726 million as of December 31, 2020. The fair value of notes was determined using level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.

	December 31, 2019
($ millions)	Level 1	Level 2	Level 3	Valued at amortized cost or cost(3)	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	—	—	31	—	31
Long-term financial investments measured at FVPL	—	—	28	—	28
Long-term receivables from customers	—	—	—	136	136
Deferred compensation assets(1)	122	—	—	—	122
Non-current minimum lease payments from finance lease agreements	—	—	—	78	78
Long-term loans, advances and security deposits	—	—	—	34	34
Total non-current financial assets	122	—	59	248	429
Current financial assets
Money market funds	120	—	—	—	120
Current portion of long-term financial investments measured at FVPL(2)	—	—	33	—	33
Current portion of long-term receivables from customers(2)	—	—	—	122	122
Current portion of minimum lease payments from finance lease agreements(2)	—	—	—	46	46
Other receivables, security deposits and current assets(2)	—	—	—	147	147
VAT receivables(2)	—	—	—	64	64
Derivative financial instruments(2)	—	1	—	—	1
Total current financial assets	120	1	33	379	533
Total financial assets at fair value and amortized cost or cost	242	1	92	627	962
Financial liabilities
Contingent consideration liabilities	—	—	(243)	—	(243)
Non-current financial debt	—	—	—	(3,218)	(3,218)
Current financial debt	—	—	—	(245)	(245)
Derivative financial instruments	—	(16)	—	—	(16)
Total financial liabilities at fair value and amortized cost	—	(16)	(243)	(3,463)	(3,722)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
(3)    The carrying amount is a reasonable approximation of fair value, with the exception of Series 2026, 2029, and 2049 notes recorded in Non-current financial debt with a fair value of $2,049 million and a carrying value of $1,979 million as of December 31, 2019. The fair value of notes was determined using level 2 inputs. The notes were valued using the quoted market price for such notes, which have low trading volumes.
The carrying amount is a reasonable approximation of fair value for all other financial assets and liabilities as of December 31, 2020, including Cash & cash equivalents, Trade receivables, Income tax receivables, and Trade payables.
There were no transfers of financial instruments between levels in the fair value hierarchy during the twelve months ended December 31, 2020.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2020	2019	2020	2019
Balance as of January 1	31	19	61	98
Additions	7	17	2	34
Sales	—	—	—	(7)
(Losses) recognized in consolidated statement of comprehensive income/(loss)	(10)	(7)	—	—
Unrealized (losses) in consolidated income statement	—	—	(5)	(3)
Amortization	—	—	(34)	(61)
Reclassification	—	2	—	—
Balance as of December 31	28	31	24	61
Financial liabilities

	Contingent consideration liabilities
($ millions)	2020	2019
Balance as of January 1	(243)	(162)
Additions	—	(135)
Accretion for passage of time	(17)	(21)
Adjustments for changes in assumptions	63	75
Payments	40	—
Balance as of December 31	(157)	(243)
Changes in contingent consideration liabilities in the current year include adjustments for changes in assumptions of $63 million primarily related to revised expectations for achievement of development and commercial milestones and timing of settlement for milestones, and payments of $40 million related to achievement of development milestones. As of December 31, 2020, the probability of success for various development and commercial milestones ranges from 55% to 100% and the maximum remaining potential payments related to contingent consideration from business combinations is $470 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Changes in contingent consideration liabilities in the prior year included additions of $135 million related to the acquisition of PowerVision in March 2019 as described in Note 3 of these Condensed Consolidated Interim Financial Statements. The prior year also included changes in assumptions of $75 million primarily related to revised expectations for achievement of commercial milestones and changes in assumptions related to the expected timing of settlement for development milestones. As of December 31, 2019, the probability of success for various development and commercial milestones ranged from 70% to 100% and the maximum remaining potential payments related to contingent consideration from business combinations was $510 million, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount.
Contingent consideration liabilities are reported in “Provisions & other non-current liabilities" and "Provisions & other current liabilities” based on the projected timing of settlement which is estimated to range from 2021 through 2032 for contingent consideration obligations as of December 31, 2020.
Derivatives
As of December 31, 2020, the net value of unsettled positions for derivative forward contracts and swaps was $4 million, including $3 million of unrealized gains in Other current assets and $7 million of unrealized losses in Current financial debts. As of December 31, 2019, the net value of unsettled positions for derivative forward contracts and swaps was $15 million, including $1 million of unrealized gains in Other current assets and $16 million of unrealized losses in Current financial debts. There are master agreements with several banking counterparties for derivatives financial instruments, however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of December 31, 2020 or December 31, 2019.
Nature and extent of risks arising from financial instruments
Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. During 2020, COVID-19 has resulted in updates to our assessment of the nature and extent of certain risks arising from financial instruments, as outlined below.
Credit risk
Credit risks arise from the possibility that customers may not be able to settle their obligations as agreed. To manage this risk, Alcon periodically assesses credit risk, assigns individual credit limits, and takes actions to mitigate credit risk where appropriate.
With the continued adverse economic conditions in relation to the COVID-19 pandemic, there is an increased credit risk due to an increase in expected credit losses. Provisions for expected credit losses have been reflected in the financial statements as of December 31, 2020. Alcon will continue to assess forward-looking estimates of potential increased default rates and potential increase in lifetime expected credit losses.
Liquidity risk
Liquidity risk is defined as the risk that Alcon may not be able to settle or meet its obligations on time or at a reasonable price. Alcon Treasury is responsible for liquidity, funding and settlement management. In addition, liquidity and funding risks, and related processes and policies, are overseen by management. Alcon manages its liquidity risk on a consolidated basis according to business needs, tax, capital or regulatory considerations, if applicable, through numerous sources of financing in order to maintain flexibility. Management monitors Alcon's net debt or liquidity position through rolling forecasts on the basis of expected cash flows.
Since March 2020, Alcon has experienced delayed collections from customers. While collections improved in the second half of the year, with the continued adverse economic conditions in relation to the COVID-19 pandemic, there is an increased liquidity risk due to further potential delays or reductions in collections from our customers or increased difficulties in accessing the capital or debt markets. In response to the increased liquidity risk, on May 27, 2020, AFC completed an offering of $750 million of 2.600% senior notes due in 2030, increasing Alcon's overall liquidity. In addition, Alcon’s revolving credit facility with total availability of $1.0 billion remained undrawn as of December 31, 2020 with no current limitations on borrowing, and management has not identified any changes in Alcon's ability to access the capital or debt markets.
9.     Condensed consolidated statement of cash flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
9.1     Depreciation, amortization, impairments and fair value adjustments

	Twelve months ended December 31
($ millions)	2020	2019

Property, plant & equipment	299	275
Right-of-use assets	79	66
Intangible assets	1,245	1,084
Financial assets	5	31
Other non-current assets	(2)	—
Total	1,626	1,456

9.2     Change in net current assets and other operating cash flow items

	Twelve months ended December 31
($ millions)	2020	2019

(Increase) in inventories	(159)	(108)
Decrease/(increase) in trade receivables	43	(115)
(Decrease)/increase in trade payables	(21)	84
Net change in other current assets	127	(26)
Net change in other current liabilities	(35)	117
Total	(45)	(48)
10. Equity-based compensation
As described in Note 24 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
Prior to the Spin-off, Alcon associates participated in Novartis’ equity-based participation plans, which included stock options, RSUs, PSUs, RSAs and certain share ownership savings plans. Such awards were settled in shares or options of the Former Parent. For the period prior to Spin-off, the Condensed Consolidated Income Statement reflects the compensation expense for the Novartis’ equity-based incentive plans in which Alcon associates participated.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the twelve months ended December 31, 2020 and from the date of the Spin-off through December 31, 2019 for the prior year:

	Twelve months ended December 31
(shares in millions)	2020	2019
Unvested at January 1	4.7	—
Replacement awards issued at Spin-off(1)	—	4.2
Granted	2.1	0.7
Vested	(1.1)	(0.1)
Forfeited	(0.3)	(0.1)
Unvested at December 31	5.4	4.7
(1)     Alcon issued 4.2 million unvested equity-based awards to replace forfeited unvested Novartis awards at the time of the Spin-off.
11. Related parties transactions
Prior to the Spin-off, the Alcon business was a segment of Novartis such that transactions with Novartis were considered related party transactions. In connection with the Spin-off, Alcon entered into a separation and distribution agreement as well as various other agreements governing relationships with Novartis going forward, including manufacturing and supply, transitional services, tax matters, employee matters, and patent and know-how license and brand license agreements. Information included in this Note 11 with respect to Novartis is strictly limited to related party transactions with Novartis during 2019 and prior to the Spin-off on April 9, 2019.

Transactions with Novartis (up to April 9, 2019)
Transactions from trading activities related to products and services invoiced between other Novartis Group companies and Alcon's business, have been retained in the historical condensed consolidated financial statements. The ultimate controlling parent of both, the other Novartis Group companies and Alcon's business, was Novartis AG until the Spin-off.

($ millions)	2019(1)
Contract manufacturing revenues from former parent	47
Purchases of Alcon from former parent	19
(1)    Activity presented strictly relates to the period during which Novartis was a related party (prior to the Spin-off on April 9, 2019).
Sales to and purchases from former parent
Beginning in 2019, product sales to Novartis are recorded in "Other revenues" in line with Alcon's contract manufacturing arrangement executed with Novartis. Other revenues in 2019 prior to the Spin-off were $47 million. Purchases of products from Novartis under the contract manufacturing arrangement totaled $19 million in 2019 prior to the Spin-off.
Corporate overhead and other allocations from Novartis
Services provided by Novartis Group to Alcon in 2019 prior to the Spin-off totaled $40 million and primarily related to human resources operations, real estate and facility services, and information technology.
Management believes that the net charges and methods used for allocations to Alcon were performed on a reasonable basis and reflect the services received by Alcon and the cost incurred on behalf of Alcon. Although the Condensed Consolidated Interim Financial Statements reflect management's best estimate of all historical costs related to Alcon, this may however not necessarily reflect what the results of operations, financial position, or cash flows would have been had Alcon been a separate entity, nor the future results of Alcon as it exists following completion of the separation on April 9, 2019.
12. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, and intellectual property matters. As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect our business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 19 to the Consolidated Financial Statements in the Company's 2019 Form 20-F contains a summary of significant legal proceedings to which the Company or any of its subsidiaries was a party as of the date of the 2019 Form 20-F. The following is a summary as of February 23, 2021 of significant developments in those proceedings as well as any new significant proceedings commenced since the date of the 2019 Form 20-F.

Asia / Russia investigation
In 2017 and 2018, Alcon and Novartis Group companies, as well as certain present and former executives and associates of Alcon and Novartis, received document requests and subpoenas from the US Department of Justice (“DoJ”) and the SEC requesting information concerning Alcon accounting, internal controls and business practices in Asia and Russia, including revenue recognition for surgical equipment and related products and services and relationships with third party distributors, both before and after Alcon became part of the Novartis Group.  The Investigations by the DoJ and the SEC have concluded. On June 25, 2020, Alcon entered into a three-year Deferred Prosecution Agreement with the DoJ regarding a charge that Alcon Pte Ltd. conspired to falsify financial books and records in violation of the US Foreign Corrupt Practices Act. The charge relates to payments made by a former distributor to health care providers in Vietnam between 2007 and 2014. Alcon agreed to pay the DoJ a penalty of $8.925 million, for which Novartis has indemnified Alcon under the Separation and Distribution Agreement.
JJSVI patent dispute
On June 23, 2020, Johnson & Johnson Surgical Vision, Inc. ("JJSVI"), acting through its subsidiaries, filed a patent infringement action in the US District Court in Delaware alleging that the manufacture, use, sale, offer for sale, and/or importation of Alcon’s LenSx Laser System willfully infringes, directly and/or indirectly, one or more claims of 12 US patents. JJSVI subsequently amended its complaint to include copyright infringement claims relating to source code used in the LenSx Laser System as well as additional claims of patent infringement. Also on June 23, 2020, JJSVI filed a claim in Mannheim, Germany, alleging that Alcon directly infringes one European patent through its manufacture and sale of LenSx. In these cases, JJSVI seeks monetary and injunctive relief. In addition, JJSVI filed a motion on February 4, 2021 asking the district court in Delaware to issue a preliminary injunction prohibiting Alcon from offering, selling, distributing, installing, or exporting LenSx systems that contain the allegedly infringing source code or offering to sell, selling, distributing, or exporting such source code with the purpose or intent of it being loaded onto LenSx systems. Alcon intends to defend the cases vigorously and has asserted various patent infringement claims against JJSVI in Europe and the United States.
TCPA matter
In April 2016, a putative class action lawsuit was filed in Illinois federal court alleging that the defendants, Alcon and Novartis Pharmaceuticals Corporation, sent unsolicited facsimiles in violation of the Telephone Consumer Protection Act, and seeking to certify a representative putative nationwide class of affected consumers. The parties have settled the matter on terms that will dispose of all claims and will require no payments by Alcon.
Hoya patent dispute
On December 11, 2020, Hoya Corporation and one of its affiliates filed suit against Alcon in the US District Court for the Northern District of Texas alleging that Alcon's UltraSert Pre-Loaded Delivery System infringes six of Hoya's US patents. Alcon intends to defend the case vigorously.
13. Post-employment benefits for associates
Alcon maintains pension and other post-employment benefit plans in the US, including a plan with post-employment healthcare benefits which has been closed to new members since 2015. Effective January 1, 2021, the Alcon sponsored group health plan for current and future eligible retired participants age 65 and over was changed to a private Medicare marketplace while providing an annual notional contribution to a Health Reimbursement Account for each covered member and spouse. The impact of the plan amendment in the fourth quarter of 2020 was a benefit of $164 million recognized in Other income and a corresponding decrease in the defined benefit obligation in Provisions and other non-current liabilities.

14. Subsequent events
Subsequent to December 31, 2020, the Revolving Facility was extended to March 2026. The Revolving Facility remained undrawn as of February 23, 2021.
On February 23, 2021, the Alcon Board of Directors approved the proposal to submit the 2020 financial statements of Alcon Inc. and Alcon's Consolidated Financial Statements for approval at the Annual General Meeting on April 28, 2021 and authorized these unaudited Condensed Consolidated Interim Financial Statements for release. Additionally on February 23, 2021, the Board proposed a dividend of CHF 0.10 per share to be approved at the same Annual General Meeting. If approved by the shareholders, the total dividend payments would amount to a maximum of approximately $56 million using the CHF/USD exchange rate as of February 19, 2021.

SUPPLEMENTARY INFORMATION - DEFINITIONS AND RECONCILIATIONS OF NON-IFRS MEASURES
Non-IFRS measures as defined by the Company
Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net (debt)/liquidity.
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss ("FVPL"), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, past service costs for post-employment benefit plans, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon's financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:
•the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and
•the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.

EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net income/(loss) excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net (debt)/liquidity
Alcon defines net (debt)/liquidity as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net (debt)/liquidity is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.

Reconciliation of IFRS results to core results
Three months ended December 31, 2020

($ millions except earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	875	249	49	2	—	—	14	1,189
Operating income	141	249	49	36	15	(166)	(37)	287
Income before taxes	104	249	49	36	15	(166)	(37)	250
Taxes(8)	(9)	(41)	(12)	(6)	(3)	40	(16)	(47)
Net income	95	208	37	30	12	(126)	(53)	203
Basic earnings per share ($)	0.19							0.41
Diluted earnings per share ($)	0.19							0.41
Basic - weighted average shares outstanding (millions)(9)	489.2							489.2
Diluted - weighted average shares outstanding (millions)(9)	492.4							492.4

Adjustments to arrive at core operating income
Selling, general & administration	(737)	—	—	8	—	—	—	(729)
Research & development	(155)	—	—	—	—	—	(19)	(174)
Other income	210	—	—	—	—	(166)	(32)	12
Other expense	(52)	—	—	26	15	—	—	(11)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to core results' tables.
Three months ended December 31, 2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation costs(4)	Other items(7)	Core results
Gross profit	913	253	3	—	5	1,174
Operating (loss)/income	(68)	269	82	39	(1)	321
(Loss)/income before taxes	(107)	269	82	39	(1)	282
Taxes(8)	16	(36)	(17)	(4)	(18)	(59)
Net (loss)/income	(91)	233	65	35	(19)	223
Basic (loss)/earnings per share ($)	(0.19)					0.46
Diluted (loss)/earnings per share ($)	(0.19)					0.45
Basic - weighted average shares outstanding (millions)(9)	488.2					488.2
Diluted - weighted average shares outstanding (millions)(9)	488.2					491.0

Adjustments to arrive at core operating income
Selling, general & administration	(714)	—	9	—	1	(704)
Research & development	(164)	16	1	—	(4)	(151)
Other income	20	—	—	—	(8)	12
Other expense	(123)	—	69	39	5	(10)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to core results' tables.

Twelve months ended December 31, 2020

($ millions except (loss)/earnings per share)	IFRS results	Amortiza- tion of certain intangible assets(1)	Impairments(2)	Separation costs(3)	Transformation costs(4)	Post-employ-ment benefits(5)	Other items(7)	Core results
Gross profit	2,940	1,001	106	13	—	—	32	4,092
Operating (loss)/income	(482)	1,021	167	217	49	(154)	(29)	789
(Loss)/income before taxes	(635)	1,021	167	217	49	(154)	(29)	636
Taxes(8)	104	(172)	(34)	(37)	(10)	38	(13)	(124)
Net (loss)/income	(531)	849	133	180	39	(116)	(42)	512
Basic (loss)/earnings per share ($)	(1.09)							1.05
Diluted (loss)/earnings per share ($)	(1.09)							1.04
Basic - weighted average shares outstanding (millions)(9)	489.0							489.0
Diluted - weighted average shares outstanding (millions)(9)	489.0							491.8

Adjustments to arrive at core operating income
Selling, general & administration	(2,694)	—	—	22	—	—	—	(2,672)
Research & development	(673)	20	61	—	—	—	(25)	(617)
Other income	235	—	—	—	—	(166)	(36)	33
Other expense	(290)	—	—	182	49	12	—	(47)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to core results' tables.
Twelve months ended December 31, 2019

($ millions except (loss)/earnings per share)	IFRS results	Amortization of certain intangible assets(1)	Separation costs(3)	Transformation costs(4)	Legal items(6)	Other items(7)	Core results
Gross profit	3,662	1,007	10	—	—	(16)	4,663
Operating (loss)/income	(187)	1,040	237	52	32	91	1,265
(Loss)/income before taxes	(332)	1,040	237	52	32	91	1,120
Taxes(8)	(324)	(140)	(54)	(7)	(8)	338	(195)
Net (loss)/income	(656)	900	183	45	24	429	925
Basic (loss)/earnings per share ($)	(1.34)						1.89
Diluted (loss)/earnings per share ($)	(1.34)						1.89
Basic - weighted average shares outstanding (millions)(9)	488.2						488.2
Diluted - weighted average shares outstanding (millions)(9)	488.2						490.1

Adjustments to arrive at core operating income
Selling, general & administration	(2,847)	—	30	—	—	15	(2,802)
Research & development	(656)	33	4	—	—	35	(584)
Other income	55	—	—	—	—	(9)	46
Other expense	(401)	—	193	52	32	66	(58)
Refer to the associated explanatory footnotes at the end of the 'Reconciliation of IFRS to core results' tables.

Explanatory footnotes to IFRS to Core reconciliation tables
(1)Includes recurring amortization for all intangible assets other than software.
(2)Includes impairment charges related to intangible assets.
(3)Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.
(4)Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.
(5)For the three months ended December 31, 2020, Other income includes impacts from post-employment benefit plan amendments.
For the twelve months ended December 31, 2020, Other income and other expense include impacts from pension and other post-employment benefit plan amendments.
(6)Includes legal settlement costs and certain external legal fees.
(7)For the three months ended December 31, 2020, Gross profit includes losses on disposal of property, plant & equipment and a fair value adjustment of a contingent consideration liability. Research & development includes a $26 million fair value adjustment of a contingent consideration liability, partially offset by $7 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For the three months ended December 31, 2019, Gross profit includes $5 million in manufacturing sites consolidation activities and integration of recent acquisitions. Selling, general & administration includes integration of recent acquisitions. Research & development includes $24 million in fair value adjustments for contingent consideration liabilities partially offset by $20 million for the amortization of option rights and the integration of recent acquisitions. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes fair value adjustments of a financial asset and other items.
For the twelve months ended December 31, 2020, Gross profit includes $35 million primarily for losses on disposal of property, plant & equipment partially offset by $3 million in fair value adjustments of contingent consideration liabilities. Research & development includes $60 million in fair value adjustments of contingent consideration liabilities, partially offset by $35 million in expenses primarily related to the amortization of option rights. Other income includes a gain relating to an extinguishment of certain potential liabilities under the employee matters agreement executed at Spin-off and fair value adjustments of financial assets.
For the twelve months ended December 31, 2019, Gross profit includes $37 million in fair value adjustments of contingent consideration liabilities, partially offset by $21 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $73 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $38 million in fair value adjustments for contingent consideration liabilities. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes spin readiness costs, fair value adjustments of a financial asset and other items.
(8)For the three months ended December 31, 2020, total tax adjustments of $38 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $146 million totaled $25 million with an average tax rate of 17.1%. Core tax adjustments for discrete items totaled $13 million, primarily related to a change in estimate related to periods prior to the Spin-off.
For the three months ended December 31, 2019, total tax adjustments of $75 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $389 million totaled $43 million with an average tax rate of 11.1%. Core tax adjustments for discrete items were $32 million, primarily related to rate changes in the US following legal entity reorganizations executed related to the Spin-off.
For the twelve months ended December 31, 2020, total tax adjustments of $228 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.3 billion totaled $221 million with an average tax rate of 17.4%. Core tax adjustments for discrete items totaled $7 million.
For the twelve months ended December 31, 2019, total tax adjustments of $129 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.5 billion totaled $215 million with an average tax rate of 14.8%. Core tax adjustments for discrete items totaled $344 million, primarily including $304 million in non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.
(9)Core basic earnings per share was calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate dilutive shares associated with unvested equity-based awards as described in Note 5 to the Condensed Consolidated Interim Financial Statements.

EBITDA

	Three months ended December 31		Twelve months ended December 31
($ millions)	2020	2019	2020	2019

Net income/(loss)	95	(91)	(531)	(656)
Taxes	9	(16)	(104)	324
Depreciation of property, plant & equipment	78	71	293	267
Depreciation on right-of-use assets	22	19	79	66
Amortization of intangible assets	263	280	1,078	1,084
Impairments of property, plant & equipment, and intangible assets	54	4	173	8
Interest expense	31	34	124	113
Other financial income & expense	6	5	29	32
EBITDA	558	306	1,141	1,238

Cash flow and net (debt)/liquidity

	Twelve months ended December 31
($ millions)	2020	2019

Net cash flows from operating activities	823	920
Net cash flows used in investing activities	(572)	(1,011)
Net cash flows from financing activities	466	659
Effect of exchange rate changes on cash and cash equivalents	18	27
Net change in cash and cash equivalents	735	595
Change in derivative financial instrument assets	2	1
Change in current and non-current financial debts	(639)	(3,432)
Change in other financial liabilities to former parent	—	67
Change in other financial receivables from former parent	—	(39)
Change in net (debt)	98	(2,808)
Net (debt)/liquidity at January 1	(2,656)	152
Net (debt) at December 31	(2,558)	(2,656)

Net (debt)/liquidity

($ millions)	At December 31, 2020	At December 31, 2019

Current financial debt	(169)	(261)
Non-current financial debt	(3,949)	(3,218)
Total financial debt	(4,118)	(3,479)

Less liquidity:
Cash and cash equivalents	1,557	822
Derivative financial instruments	3	1
Total liquidity	1,560	823
Net (debt)	(2,558)	(2,656)
Free cash flow
The following is a summary of free cash flow for the twelve months ended December 31, 2020 and 2019, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2020	2019

Net cash flows from operating activities	823	920
Purchase of property, plant & equipment	(479)	(553)
Proceeds from sale of property, plant & equipment	6	—
Free cash flow	350	367

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements Alcon makes regarding its liquidity, revenue, gross margin, effective tax rate, foreign currency exchange movements, earnings per share, its plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items, market growth assumptions, and generally, its expectations concerning its future performance and the effects of the COVID-19 pandemic on its businesses.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the effect of the COVID-19 pandemic as well as other viral or disease outbreaks; the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global and regional economic, financial, legal, tax, political, and social change; data breaches or other disruptions of its information technology systems; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; the impact of a disruption in its global supply chain or important facilities; ability to service its debt obligations; its ability to comply with the US Foreign Corrupt Practices Act of 1977 and other applicable anti-corruption laws, particularly given that it has entered into a three-year Deferred Prosecution Agreement with the US Department of Justice; uncertainty and impact relating to the potential phasing out of LIBOR and transition to alternative reference rates; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; uncertainties regarding the success of Alcon’s separation and Spin-off from Novartis and the subsequent transformation program, including the expected separation and transformation costs, as well as any potential savings, incurred or realized by Alcon; the effects of litigation, including product liability lawsuits and government investigations; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to manage environmental, social and governance matters to the satisfaction of its many stakeholders, some of which may have competing interests; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of the spin-off from Novartis on Alcon’s shareholder base; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this document speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 23,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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